UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

Press Release FOR IMMEDIATE RELEASE

COFECO APPROVES CONVERSION OF LONG-TERM NOTES
INTO 49% OF THE EQUITY OF CABLEMÁS

Mexico City, May 13, 2008- Grupo Televisa, S.A.B. (“Televisa”; NYSE:TV; BMV:TLEVISA CPO), today announced that COFECO, the Mexican antitrust commission, authorized the conversion of Televisa’s long-term convertible notes into 99.99% of the equity of Alvafig, which holds 49% of the voting equity of Cablemás.

In a statement issued today, COFECO confirmed that Televisa has complied, among other things, with the must-offer condition imposed by the commission. Therefore, the conversion is approved.

Alfonso de Angoitia, Executive Vice-President of Grupo Televisa said: “With this approval, Televisa is better positioned to capitalize on the market’s adoption of triple-play services. This is a significant step in our strategy to become an important player in the cable and telecom market in Mexico.”

Cablemás is the second-largest cable company in Mexico based on number of subscribers and homes passed. As of December 31, 2007 Cablemás served about 800,000 cable television subscribers, 220,000 high-speed internet subscribers and 41,000 IP telephony lines with 2,200,000 homes passed.

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and publishing distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

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Investor Relations:	Media Relations:

Michel Boyance	Manuel Compeán
María José Cevallos	Tel: (5255) 5728-3815
Tel: (5255) 5261-2445	Fax: (5255) 5728-3632
Fax: (5255) 5261-2494	mcompean@televisa.com.mx
ir@televisa.com.mx	http://www.televisa.com
http://www.televisa.com
http://www.televisair.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: May 14, 2008	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President